REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
DAVIDsTEA Inc.

We have audited the accompanying consolidated balance sheets of DAVIDsTEA Inc. (the ''Company'') as of January 31, 2015 and January 25, 2014, and the related consolidated statements of income (loss) and comprehensive income (loss), equity and cash flows for each of the three years in the period ended January 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DAVIDsTEA Inc. as of January 31, 2015 and January 25, 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Montréal, Canada
May   , 2015

The accompanying consolidated financial statements give effect to a capital structure change of DAVIDsTEA Inc., which will take place prior to the effective date of the registration statement. The following report is in the form which will be furnished by Ernst & Young LLP, an independent registered public accounting firm, upon completion of the capital structure change of DAVIDsTEA Inc., as described in Note 2 to consolidated financial statements and assuming that from April 2, 2015 to the date of such completion no other material events have occurred that would affect the consolidated financial statements or the required disclosures therein.

/s/ ERNST & YOUNG LLP

Montreal, Canada
May 4, 2015

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[1] CPA, Auditor, CA, public accountancy permit no. A112179

DAVIDsTEA Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended January 31, 2015 and January 25, 2014

[Amounts in thousands of Canadian dollars except per share amounts and where otherwise indicated]

19. FINANCE COSTS

	January 31, 2015 $	January 25, 2014 $	January 26, 2013 $
Short-term			
Interest on bank indebtedness	—	42	51
Long-term			
Interest on shareholder loan *[note 16]*	**210**	391	452
Interest and financing fees on term loan	**926**	564	197
Interest on finance lease	**28**	37	69
Accrued dividends on preferred shares — Series A, A-1 and A-2 *[note 17]*	**1,178**	832	682
Other finance costs	**3**	101	378
	2,345	1,925	1,778
	2,345	1,967	1,829

20. INCOME TAXES

As at January 31, 2015, the Company's U.S. subsidiary has accumulated losses amounting to US$5.8 million [US$9.2 million for January 25, 2014]; which expire during the years 2032 to 2034.

A reconciliation of the statutory income tax rate to the effective tax rate is as follows:

	January 31, 2015 $	%	January 25, 2014 $	%	January 26, 2013 $	%
Provision for income tax (recovery) — statutory rate	2,937	26.5	706	26.5	(708)	26.6
Increase (decrease) in provision for income tax (recovery) resulting from:						
Recognition of previously unrecognized U.S. tax losses	(3,170)	(28.6)	—	—	—	—
Unrecognized benefit on U.S. tax losses and other temporary differences	—	—	1,247	46.9	933	(35.1)
Non-deductible items and translation adjustments						
Loss (Gain) on embedded derivative and accretion of preferred shares	(932)	(8.4)	748	28.1	1,164	(43.8)
Other non-deductible items	982	8.9	359	13.5	309	(11.5)
Other	(150)	(1.4)	7	0.3	(6)	0.2
Provision for income tax (recovery) — effective tax rate	**(333)**	**(3.0)**	**3,067**	**115.3**	**1,692**	**(63.6)**

[Amounts in thousands of Canadian dollars except per share amounts and where otherwise indicated]

22. EARNINGS PER SHARE (Continued)

The following reflects the income and share data used in the basic and diluted EPS computations:

	January 31, 2015 $	January 25, 2014 $	January 26, 2013 $
Net income (loss) for basic EPS	**11,396**	**(408)**	**(4,354)**
—dividends on preferred shares	1,178	—	—
—accretion of preferred shares	1,044	—	—
—(gain)/loss from embedded derivative on Series A, A-1 and A-2 preferred shares	(4,562)	—	—
Adjusted net income for diluted EPS	**9,056**	**(408)**	**(4,354)**
Weighted average number of shares outstanding—basic	**11,984,763**	**11,928,626**	**12,226,202**
Preferred shares Series A	6,423,895	—	—
Preferred shares Series A-1	1,247,691	—	—
Preferred shares Series A-2	31,072	—	—
Options	1,425,590	—	—
Weighted average number of shares—fully diluted	**21,113,011**	**11,928,626**	**12,226,202**

For the years ended January 25, 2014 and January 26, 2013, as a result of the net loss during the period, the stock options disclosed in Note 18 and the Series A, Series A-1 and Series A-2 preferred shares disclosed in Note 17 are anti-dilutive.

23. RELATED PARTY DISCLOSURES

During the year, the Company occupied and paid rent on a property leased from a Company controlled by the controlling shareholder amounting to $175 [January 25, 2014 — $304; January 26, 2013 — $293].

Additionally, interest was incurred on the controlling shareholder loan amounting to $210 [January 25, 2014 — $391; January 26, 2013 — $452] of which $0 [January 25, 2014 — $391] was paid.

Dividends on Series A, A-1 and A-2 preferred shares of $1,178 were accrued for the year ended January 31, 2015 [January 25, 2014 — $1,514; January 26, 2013 — $682]. As well, the Company paid $83 as at January 31, 2015 [January 25, 2014 — $24; January 26, 2013 — $68] for air travel services to a company associated with a shareholder. The transactions referred to above are measured at the exchange amount, being the consideration established and agreed to by the related parties.